Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
www.dykema.com
Tel: (202) 906-8600
Fax: (202) 906-8669
Aneal Krishnamurthy
Direct Dial: (202) 906-8741
Email: aneal@dykema.com

March 26, 2009
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 13, 2009) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
We filed a response letter on March 24, 2009 to the comments provided by the staff of the Securities and Exchange Commission with respect to the post-effective amendment to the registration statement on Form N-1A (the “Registration Statement”) of John Hancock Trust (“JHT” or “Registrant”). On the same day, we received a request from the staff to provide the disclosure revisions that JHT intends to make in response to the staff’s comments.
Attached to this cover letter are the revised pages of the prospectus and statement of additional information (“SAI”) blacklined to show the disclosure revisions that JHT intends to make in response to the staff’s comments.
With reference to Comment 12 and indicated in the attachment, although Registrant has made certain revisions to the disclosure in the SAI regarding MFC Global Investment Management (U.S.A.) Limited portfolio manager conflicts of interest, Registrant has further reviewed such disclosure and believes that it complies with the requirements of Item 15(a)(4) of Form N-1A and is consistent with industry practice in meeting such requirements.
Please call me at 202-906-8741 or Bruce W. Dunne of this office at 202-906-8712 if you have any questions.
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
March 25, 2009

Very truly yours,
Dykema Gossett pllc
/s/ Aneal Krishnamurthy

Aneal Krishnamurthy
California | Illinois | Michigan | Texas | Washington D.C.

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JOHN HANCOCK TRUST
601 Congress Street, Boston, Massachusetts 02210
John Hancock Trust (“JHT”) is an open-end management investment company, commonly known as a mutual fund. Shares of JHT are not offered directly to the public but are sold only to insurance companies and their separate accounts as the underlying investment medium for variable insurance contracts. JHT provides a range of investment objectives through 117 separate investment portfolios or funds (each a “fund,” collectively “funds”). The following funds are described in this Prospectus.
Balanced Trust
Core Fundamental Holdings Trust
Core Global Diversification Trust
Core Allocation Trust
Core Balanced Trust
Core Disciplined Diversification Trust
International Index Trust
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. No person, including any dealer or salesperson, has been authorized to give any information or to make any representations, unless the information or representation is set forth in this Prospectus. If any such information or representation is given, it should not be relied upon as having been authorized by JHT, the adviser or any subadvisers to JHT or the principal underwriter of the shares. This Prospectus is not an offer to sell shares of JHT in any state where such offer or sale would be prohibited.
The date of this Prospectus is May 1, 2009

BALANCED FUNDS
BALANCED TRUST
Subadvisers: T. Rowe Price Associates, Inc. (“T. Rowe Price”)

Investment Objective:	To seek long-term capital appreciation.

Investment Strategies:	Under normal market conditions, the fund invests in both equity and fixed-income securities. The fund employs growth, value and core approaches to allocate its assets among stocks of small, medium and large-capitalization companies in both the U.S. and foreign countries. The fund may purchase a variety of fixed income securities, including investment grade and below investment grade debt securities (commonly known as “junk bonds”) with maturities that range from short to longer term, as well as cash. Under normal market conditions, 55-75% of the fund will be invested in equity securities and 25-45% of the fund will be invested in fixed-income securities.
The precise mix of equity and fixed-income securities will depend on the subadviser’s outlook for the markets and generally reflect the subadviser’s long-term, strategic asset allocation analysis. The subadviser anticipates that adjustments to the targeted asset allocation will result primarily from changes to its outlook for the global and domestic economies, industry sectors and financial markets, and its assessment of the relative attractiveness of each asset class.
Equity Allocation
The fund will allocate its assets between U.S. and non-U.S. equity securities of small, medium and large-capitalization companies by employing growth, value and core approaches to selecting securities.
The fund may invest in common stocks of large, blue-chip growth companies. These are firms that, in the view of the subadviser, are well established in their industries and have the potential for above-average earnings growth. The subadviser focuses on companies with leading market positions, seasoned management, and strong financial fundamentals.
The fund may also invest in common stocks of large, well-established companies paying above-average dividends by employing a value approach to ~~selecting investments~~ investing. The ~~sub-adviser~~ subadviser’s in-house research team seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.
~~In addition, the fund may select large-cap investments by using a disciplined portfolio construction process whereby it weights each sector approximately the same as the Standard & Poor’s 500 Stock Index® (S&P 500 Index). Individual holdings within each sector, and their weights within the portfolio, can vary substantially from the S&P 500 Index. The subadviser’s analysts then select stocks from the industries they cover based on rigorous fundamental research.~~
The fund may invest in common stocks of mid-~~cap~~ and small-~~cap~~ capitalization companies using both growth and value ~~styles~~ approaches to investing. Mid-~~cap~~ capitalization growth stock selection is based on a combination of ~~fundamental, bottom-up analysis and top-down quantitative strategies~~ bottom-up analysis (focusing on selecting stocks based on the individual attributes of a company) and top-down analysis (focusing on industry sectors that are likely to generate the best returns) in an effort to identify companies with superior long-term appreciation prospects. Mid-~~cap~~ capitalization value stock selection seeks to identify mid-~~cap~~ capitalization companies whose stock prices do not appear to reflect their underlying values
Stocks of small capitalization companies may include emerging growth companies that offer the possibility of accelerating earnings growth. Based on quantitative models and fundamental research, a portion of the fund’s small-~~cap~~ capitalization portfolio is constructed ~~in a “~~using bottom up~~” manner~~ analysis taking into consideration stock characteristics, such as projected earnings and sales growth rates, valuation, use of capital ~~usage~~ resources, and earnings quality~~.~~ (i.e., the ability of reported earnings to reflect the company’s true earnings, as well as the usefulness of reported earnings to predict future earnings).

The fund may invest in stocks outside of the U.S. and will diversify broadly among developed and emerging countries throughout the world. Up to 40% of the fund’s total allocation to equity securities may be invested in foreign equity securities (in either developed or emerging markets). The ~~sub-adviser~~ subadviser’s ~~global~~ team of ~~investment~~ analysts seeks to identify companies capable of achieving and sustaining above-average, long-term earnings growth. Present or anticipated earnings, cash flow, or book value, and valuation factors often influence the allocations among large-, mid- or small~~-cap~~ capitalization shares. Foreign stocks may also be selected using a value~~-oriented~~ approach to investing or by identifying a favorable combination of company fundamentals and valuation, providing exposure to both growth and value ~~styles of~~ approaches to investing.
While the subadviser invests with an awareness of the global economic backdrop and our outlook for industry sectors and individual countries, bottom-up ~~stock selection~~ analysis is the focus of our decision-making. Country and sector allocations are driven primarily by individual stock selection and secondarily by ~~our assessment~~ of top-down, ~~fundamental prospects~~ analysis. We may limit investments in markets that appear to have poor overall prospects.
The fund may invest in other equity-related securities or instruments, including but not limited to preferred stocks, depositary receipts, convertible securities, rights, and warrants. These equity-related instruments may include equity securities of, or derivatives linked to, emerging market issuers or indexes. The fund may invest in IPOs.
The fund may sell equity securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.
Fixed-Income Allocation
The fund’s fixed-income securities may include short, intermediate and long-term investment-grade corporate, U.S. government and agency obligations, mortgage-related and asset-backed securities, non-investment grade bonds (junk bonds), bank loans (loan participations and assignments), collateralized mortgage obligations, and foreign debt securities. Within this broad structure, investment decisions reflect the subadviser’s outlook on interest rates and the economy, industry and issuer conditions, and the prices and yields of the various securities. The fund’s fixed-income securities may also include cash and cash equivalents, and derivatives related to interest rates, currencies and fixed-income securities. Within the fund’s total allocation to fixed-income securities, up to 30% may be invested in non-investment grade holdings, up to 30% may be invested in non-U.S. dollar-denominated foreign debt securities, and up to 30% may be invested in debt obligations of emerging market countries and securities of companies located in emerging markets.
When selecting fixed-income or fixed-income related securities or instruments, the subadviser relies primarily on sector analysis and credit research. Sector analysis ~~focuses on the differences in yields among security types, issuers, and industry sectors~~ involves dividing the whole market into sectors and then studying the performance of each sector individually so that sectors can be compared to each other or to the market as a whole. Credit research focuses on both quantitative and qualitative criteria established by the subadviser~~.~~    such as fundamentals of the issuer, characteristics of the securities, state of the industry, and prospects for the issuer and industry to evaluate the credit risks associated with fixed-income securities.
The fund may sell fixed-income holdings for a variety of reasons, such as to adjust the portfolio’s average maturity, duration, or credit quality or to shift assets into higher yielding securities or different sectors.
The fund may use derivative instruments as a means of gaining market exposure to either equity or fixed-income. Derivatives may be used to obtain long or short exposure to a particular security, asset class, region, industry, currency, interest rates, commodity, or index, or to other securities, groups of securities, or events. The fund may invest in over-the-counter and exchange-traded derivatives, including but not limited to futures, forward contracts, swaps, options, options on futures, swaptions (rights to enter into swaps), structured notes, and market access products. For purposes of the fund’s investment policies, derivative instruments will be classified as equity- or fixed-income related instruments based upon the characteristics of the derivative instrument and the underlying asset on which the derivative is based.
The fund may invest in a particular equity or fixed-income asset class by purchasing shares of exchange traded funds (ETFs) or other mutual funds that concentrate their investments in that asset class, provided the investment is consistent with the fund’s investment program and policies. Such an investment could allow the fund to obtain the benefits of a more diversified portfolio than might

INDEX FUNDS
     INTERNATIONAL INDEX TRUST
Subadvisers: MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.))”

Investment Objective:	To seek to track the performance of a broad-based equity index of foreign companies primarily in developed countries and, to a lesser extent, in emerging markets.

Investment Strategy:	Under normal market conditions, the fund invests at least 80% of its assets in one or more of the following: (a) securities listed in the MSCI EAFE Index (the “Index”), a large capitalization international stock index that is independently maintained and published by Morgan Stanley Capital International;* (b) securities (which may or may not be included in the Index) that the subadviser believes as a group will behave in a manner similar to the Index; and (c) futures contracts based on the Index (“stock index futures”) to maintain exposure to the Index. As of February 28, 2009, the market capitalization range of the Index was $ million to $ billion.

*	“MSCI(R)” is a trademark of Morgan Stanley & Co. Incorporated (“Morgan Stanley”). The Fund is not sponsored, endorsed, managed, advised, sold or promoted by Morgan Stanley, and Morgan Stanley does not make any representation regarding the advisability of investing in the fund.
The fund differs from an actively managed fund. Actively managed funds seek to outperform their respective indices through research and analysis. Over time, their performance may differ significantly from their respective indices. Index funds, however, seek to mirror the performance of their target indices, minimizing performance differences over time.
An index is an unmanaged group of securities whose overall performance is used as an investment benchmark. Indices may track broad investment markets, such as the global equity market, or more narrow investment markets, such as the U.S. small cap equity market.
The fund attempts to match the performance of the Index by: (a) holding all, or a representative sample, of the securities that comprise that Index, (b) by holding securities (which may or may not be included in the Index) that the subadviser believes as a group will behave in a manner similar to the Index and/or (c) holding stock index futures to maintain exposure to the Index. However, the fund has operating expenses and transaction costs, while a market index does not. Therefore, the fund, while it attempts to track its Index closely, typically will be unable to match the performance of the Index exactly. The composition of the Index changes from time to time. The subadviser will reflect those changes in the compositions of the fund’s portfolios as soon as practicable.
The fund is normally fully invested. The subadviser may invest in stock index futures to manage cash flow. Although the fund may employ foreign currency hedging techniques, it normally maintains the currency exposure of the underlying equity investments.
The fund may purchase other types of securities that are not primary investment vehicles, for example, American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs), European Depositary Receipts (EDRs), certain ETFs, cash equivalents, and certain derivatives (investments whose value is based on indices or other securities). As an example of how derivatives may be used, the fund may invest in stock index futures to manage cash flow.
     Principal Risks of Investing in these Funds
     The principal risks of investing in the fund, which could adversely affect its NAV and performance, include:
•	Credit and counterparty risk

•	Hedging, derivatives and other strategic transactions risk

•	Equity securities risk

      FUNDS OF FUNDS
     CORE FUNDAMENTAL HOLDINGS TRUST
     Subadviser: MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.))”

Investment Objective:	To seek long term growth of capital.

Investment Strategies:	The fund invests in other funds and other investment companies (collectively, “Underlying Funds”) as well as other types of investments as described below.
The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in Underlying Funds that are series of the American Funds Insurance Series but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below.
The fund may purchase any Underlying Fund except other JHT funds of funds and the following JHT feeder funds: the American Asset Allocation Trust, American Blue Chip Income and Growth Trust, American Bond Trust, American Global Growth Trust, American Global Small Capitalization Trust, American Growth Trust, American Growth-Income Trust, American High-Income Bond Trust, American International Trust and American New World Trust. When purchasing shares of other JHT funds, the fund only purchases NAV Class shares (which are not subject to Rule 12b-1 fees).
The Underlying Funds as a group hold a wide range of equity type securities in their portfolios. These include small-, mid- and large capitalization stocks, domestic and foreign securities (including emerging market securities) and sector holdings such as utilities and science and technology stocks. Each of the Underlying Funds has its own investment strategy which, for example, may focus on growth stocks or value stocks or may employ a strategy combining growth and income stocks and/or may invest in derivatives such as options on securities and futures contracts. Certain of the Underlying Funds in which the fund invests focus their investment strategy on fixed-income securities, which may include investment grade and below investment grade debt securities (commonly known as “junk bonds”) with maturities that range from short to longer term. The fixed-income Underlying Funds collectively hold various types of debt instruments such as corporate bonds, government issued, domestic and international securities.
The fund may invest in exchange traded funds (ETFs) and in the securities of other investment companies and make direct investments in other types of investments, see “Other Permitted Investments by the Funds of Funds” below.
The investment performance of the fund will reflect both its subadviser’s allocation decisions with respect to Underlying Funds and the investments and investment decisions made by the Underlying Funds’ subadvisers.
The fund anticipates that the fund’s allocation through the Underlying Funds to equity, fixed-income, and foreign securities will generally be within the following ranges, however, the fund reserves the right to invest outside these ranges at any time.
equity securities 50% to 75%
fixed-income securities 25% to 50%
foreign securities 0% to 40%
      Principal Risks of Investing in the Fund of Funds
     The principal risks of investing in the Fund of Funds’, which could adversely affect its NAV and performance, include:
•	Commodity risk

•	Exchange traded funds risk

•	Fund of funds risk

•	Derivatives risk

•	Investment company securities risk
     Principal Risks of Investing in the Underlying Funds
     The principal risks of the Fund of Funds investing in the Underlying Funds, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Credit and counterparty risk

•	Equity securities risk

•	Exchange traded funds risk

•	Fixed-income securities risk

•	Foreign securities risk

•	Hedging, derivatives and other strategic transactions risk

•	Issuer risk

•	Liquidity risk
     Past performance
     This section normally shows how the fund’s total return has varied from year to year, along with a broad-based market index for reference. Because the Fund has less than one calendar year of performance as of the date of this prospectus, there is no past performance to report in this section.
     CORE GLOBAL DIVERSIFICATION TRUST
     Subadviser: MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.))”

Investment Objective:	To seek long term growth of capital.

Investment Strategies:	The fund invests in other funds and other investment companies (collectively, “Underlying Funds”) as well as other types of investments as described below. Under normal market conditions, the fund will invest a significant portion of its assets, directly or indirectly through Underlying Funds, in securities that are located outside the U.S.
The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in Underlying Funds that are series of the American Funds Insurance Series but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below.
The fund may purchase any Underlying Fund except other JHT Funds of Funds and the following JHT feeder funds: the American Asset Allocation Trust, American Blue Chip Income and Growth Trust, American Bond Trust, American Global Growth Trust, American Global Small Capitalization Trust, American Growth Trust, American Growth-Income Trust, American High-Income Bond Trust, American International Trust and American New World Trust. When purchasing shares of other JHT funds, the fund only purchases NAV Class shares (which are not subject to Rule 12b-1 fees).

The Underlying Funds as a group hold a wide range of equity type securities in their portfolios. These include small-, mid- and large capitalization stocks, domestic and foreign securities (including emerging market securities) and sector holdings such as utilities and science and technology stocks. Each of the Underlying Funds has its own investment strategy which, for example, may focus on growth stocks or value stocks or may employ a strategy combining growth and income stocks and/or may invest in derivatives such as options on securities and futures contracts. Certain of the Underlying Funds in which the fund invests focus their investment strategy on fixed-income securities, which may include investment grade and below investment grade debt securities (commonly known as “junk bonds”) with maturities that range from short to longer term. The fixed-income Underlying Funds collectively hold various types of debt instruments such as corporate bonds, government issued, domestic and international securities.
The fund may invest in exchange traded funds (ETFs) and in the securities of other investment companies and make direct investments in other types of investments. See “Other Permitted Investments by the Funds of Funds” below.
The investment performance of the fund will reflect both its subadviser’s allocation decisions with respect to Underlying Funds and ~~theinvestments~~ the investments and investment decisions made by the Underlying Funds’ subadvisers.
The fund anticipates that the fund’s allocation through the Underlying Funds to equity, fixed-income, and foreign securities will generally be within the following ranges, however, the fund reserves the right to invest outside these ranges at any time.
equity securities 50% to 75%
fixed-income securities 25% to 50%
foreign securities 40% or more
     Principal Risks of Investing in the Fund of Funds
     The principal risks of investing in the Fund of Funds, which could adversely affect its NAV and performance, include:
•	Commodity risk

•	Exchange traded funds risk

•	Fund of funds risk

•	Derivatives risk

•	Investment company securities risk
     Principal Risks of Investing in the Underlying Funds
     The principal risks of the Fund of Funds investing in the Underlying Funds, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Commodity risk

•	Credit and counterparty risk

•	Equity securities risk

•	Exchange traded funds risk

•	Fixed-income securities risk

•	Foreign securities risk

•	Hedging, derivatives and other strategic transactions risk

•	Issuer risk

•	Liquidity risk
     Past performance
     This section normally shows how the fund’s total return has varied from year to year, along with a broad-based market index for reference. Because the fund has less than one calendar year of performance as of the date of this Prospectus, there is no past performance to report in this section.
     CORE ALLOCATION TRUST
     Subadviser: MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.))”

Investment Objective:	To seek long term growth of capital.

Investment Strategies:	The fund invests in other funds and other investment companies (collectively, “Underlying Funds”) as well as other types of investments as described below. The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in the Core Allocation Plus Trust, a fund of JHT, but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below.
~~The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in the Core Allocation Plus Trust, a fund of JHT, but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below~~.
The fund may purchase any Underlying Fund except other JHT Funds of Funds and the following JHT feeder funds: the American Asset Allocation Trust, American Blue Chip Income and Growth Trust, American Bond Trust, American Global Growth Trust, American Global Small Capitalization Trust, American Growth Trust, American Growth-Income Trust, American High-Income Bond Trust, American International Trust and American New World Trust. When purchasing shares of other JHT funds, the fund only purchases NAV Class shares (which are not subject to Rule 12b-1 fees).
The Underlying Funds as a group hold a wide range of equity type securities in their portfolios. These include small-, mid- and large capitalization stocks, domestic and foreign securities (including emerging market securities) and sector holdings such as utilities and science and technology stocks. Each of the Underlying Funds has its own investment strategy which, for example, may focus on growth stocks or value stocks or may employ a strategy combining growth and income stocks and/or may invest in derivatives such as options on securities and futures contracts. Certain of the Underlying Funds in which the fund invests focus their investment strategy on fixed-income securities, which may include investment grade and below investment grade debt securities (commonly known as “junk bonds”) with maturities that range from short to longer term. The fixed-income Underlying Funds collectively hold various types of debt instruments such as corporate bonds, government issued, domestic and international securities.
The fund may invest in exchange traded funds (ETFs) and in the securities of other investment companies and make direct investments in other types of investments. See “Other Permitted Investments by the Funds of Funds” below.
The investment performance of the fund will reflect both its subadviser’s allocation decisions with respect to Underlying Funds and the investments and investment decisions made by the Underlying Funds’ subadvisers.
The fund anticipates that the fund’s allocation through the Underlying Funds to equity, fixed-income, and foreign securities will generally be within the following ranges, however, the fund reserves the right to invest outside these ranges at any time.

     equity securities 50% to 75%
     fixed-income securities 25% to 50%
     foreign securities 0% to 100%
     Principal Risks of Investing in the Fund of Funds
     The principal risks of investing in the Fund of Funds, which could adversely affect its NAV and performance, include:
•	Commodity risk

•	Exchange traded Funds risk

•	Fund of Funds risk

•	Derivatives and other strategic transactions risk

•	Investment company securities risk
     Principal Risks of Investing in the Underlying Funds
     The principal risks of the Fund of Funds investing in the Underlying Funds, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Credit and counterparty risk

•	Equity securities risk

•	Exchange traded funds risk

•	Fixed-income securities risk

•	Foreign securities risk

•	Hedging, derivatives and other strategic transactions risk

•	Issuer risk

•	Liquidity risk
     Past performance
     This section normally shows how the Fund’s total return has varied from year to year, along with a broad-based market index for reference. Because the Fund has less than one calendar year of performance as of the date of this prospectus, there is no past performance to report in this section.
     CORE BALANCED TRUST
Subadviser: MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.))”

Investment Objective:	To seek long term growth of capital.

Investment Strategies:	The fund invests in other funds and other investment companies (collectively, “Underlying Funds”) as well as other types of investments as described below. The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in the Balanced Trust, a fund of JHT, but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below.
~~The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in the Balanced Trust, a fund of JHT, but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below.~~
The Fund may purchase any Underlying Fund except other JHT Funds of Funds and the following JHT feeder funds: the American Asset Allocation Trust, American Blue Chip Income and Growth Trust, American Bond Trust, American Global Growth Trust, American Global Small Capitalization Trust, American Growth Trust, American Growth-Income Trust, American High-Income Bond Trust, American International Trust and American New World Trust. When purchasing shares of other JHT Funds, the fund only purchases NAV shares (which are not subject to Rule 12b-1 fees).
The Underlying Funds as a group hold a wide range of equity type securities in their portfolios. These include small-, mid- and large capitalization stocks, domestic and foreign securities (including emerging market securities) and sector holdings such as utilities and science and technology stocks. Each of the Underlying Funds has its own investment strategy which, for example, may focus on growth stocks or value stocks or may employ a strategy combining growth and income stocks and/or may invest in derivatives such as options on securities and futures contracts. Certain of the Underlying Funds in which the fund invests focus their investment strategy on fixed-income securities, which may include investment grade and below investment grade debt securities (commonly known as “junk bonds”) with maturities that range from short to longer term. The fixed-income Underlying Funds collectively hold various types of debt instruments such as corporate bonds, government issued, domestic and international securities.
The fund may invest in exchange traded funds and in the securities of other investment companies and make direct investments in other types of investments. See “Other Permitted Investments by the Funds of Funds” below.
The investment performance of the fund will reflect both its subadviser’s allocation decisions with respect to Underlying Funds and the investments and investment decisions made by the Underlying Funds’ subadvisers.
The fund anticipates that the fund’s allocation through the Underlying Funds to equity, fixed-income, and foreign securities will generally be within the following ranges, however, the fund reserves the right to invest outside these ranges at any time.
     equity securities 55% to 75%
     fixed-income securities 25% to 45%
     foreign securities 0% to 100%
     Principal Risks of Investing in the Fund of Funds
     The principal risks of investing in the Fund of Funds, which could adversely affect its NAV and performance, include:
•	Commodity risk

•	Exchange traded funds risk

•	Fund of funds risk

•	Derivatives risk

•	Investment company securities risk
     Principal Risks of Investing in the Underlying Funds

     The principal risks of the Fund of Funds investing in the Underlying Funds, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Credit and counterparty risk

•	Equity securities risk

•	Exchange traded funds risk

•	Fixed-income securities risk

•	Foreign securities risk

•	Hedging, derivatives and other strategic transactions risk

•	Issuer risk

•	Liquidity risk
     Past performance
     This section normally shows how the fund’s total return has varied from year to year, along with a broad-based market index for reference. Because the fund has less than one calendar year of performance as of the date of this prospectus, there is no past performance to report in this section.
     CORE DISCIPLINED DIVERSIFICATION TRUST
     Subadviser: MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.))”

Investment Objective:	To seek long term growth of capital.

Investment Strategies:	The fund invests in other funds and other investment companies (collectively, “Underlying Funds”) as well as other types of investments as described below. The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in the Disciplined Diversification Trust, a fund of JHT but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below.
~~The fund operates as a Fund of Funds. The fund may invest a substantial portion of its assets in the Disciplined Diversification Trust, a fund of JHT but is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below.~~
The fund may purchase any Underlying Fund except other JHT funds of funds and the following JHT feeder funds: the American Asset Allocation Trust, American Blue Chip Income and Growth Trust, American Bond Trust, American Global Growth Trust, American Global Small Capitalization Trust, American Growth Trust, American Growth-Income Trust, American High-Income Bond Trust, American International Trust and American New World Trust. When purchasing shares of other JHT Funds, the Fund only purchases NAV shares (which are not subject to Rule 12b-1 fees).
The Underlying Funds as a group hold a wide range of equity type securities in their portfolios. These include small-, mid- and large capitalization stocks, domestic and foreign securities (including emerging market securities) and sector holdings such as utilities and science and technology stocks. Each of the Underlying Funds has its own investment strategy which, for example, may focus on growth stocks or value stocks or may employ a strategy combining growth and income stocks and/or may invest in derivatives such as options on securities and futures contracts. Certain of the Underlying Funds in which the fund invests focus their investment strategy on fixed-income securities, which may include investment grade and below investment grade debt securities (commonly known as “junk bonds”) with maturities that range from short to longer term. The fixed-income Underlying Funds collectively hold various types of debt instruments such as corporate bonds, government issued, domestic and international securities.
The fund may invest in exchange traded funds (ETFs) and in the securities of other investment companies and make direct investments in other types of investments. See “Other Permitted Investments by the Funds of Funds” below.
The investment performance of the fund will reflect both its subadviser’s allocation decisions with respect to Underlying Funds and the investments and investment decisions made by the Underlying Funds’ subadvisers.
The fund anticipates that the fund’s allocation through the Underlying Funds to equity, fixed-income, and foreign securities will generally be within the following ranges, however, the fund reserves the right to invest outside these ranges at any time.
     equity securities 60% to 80%
     fixed-income securities 20% to 40%
     foreign securities 0% to 100%
     Principal Risks of Investing in the Fund of Funds
     The principal risks of investing in the Fund of Funds, which could adversely affect its NAV and performance, include:
•	Commodity risk

•	Exchange traded funds risk

•	Fund of funds risk

•	Derivatives risk

•	Investment company securities risk
     Principal Risks of Investing in the Underlying Funds
     The principal risks of the Fund of Funds investing in the Underlying Funds, which could adversely affect its NAV and performance, include:
•	Active management risk

•	Credit and counterparty risk

•	Equity securities risk

•	Exchange traded funds risk

•	Fixed-income securities risk

•	Foreign securities risk

•	Hedging, derivatives and other strategic transactions risk

•	Issuer risk

•	Liquidity risk
     Past performance

U.S. Government Securities
The funds may invest in U.S. government securities issued or guaranteed by the U.S. government or by an agency or instrumentality of the U.S. government. Not all U.S. government securities are backed by the full faith and credit of the United States. Some are supported only by the credit of the issuing agency or instrumentality which depends entirely on its own resources to repay the debt. U.S. government securities that are backed by the full faith and credit of the United States include U.S. Treasuries and mortgage-backed securities guaranteed by the Government National Mortgage Association. Securities that are only supported by the credit of the issuing agency or instrumentality include the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Banks (“FHLBs”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). See “Credit and counterparty risk” for further information on Fannie Mae and Freddie Mac securities.
Warrants
The funds may, subject to certain restrictions, purchase warrants, including warrants traded independently of the underlying securities. Warrants are rights to purchase securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities, and warrant holders receive no dividends and have no voting rights or rights with respect to the assets of an issuer. Warrants cease to have value if not exercised prior to their expiration dates.
When-Issued/Delayed-Delivery/Forward Commitment Securities
A fund may purchase or sell debt or equity securities on a “when-issued”, delayed-delivery or “forward commitment” basis. These terms mean that the fund will purchase or sell securities at a future date beyond customary settlement (typically trade date plus 30 days or longer) at a stated price and/or yield. At the time delivery is made, the value of when-issued, delayed-delivery or forward commitment securities may be more or less than the transaction price, and the yields then available in the market may be higher or lower than those obtained in the transaction.
These investment strategies and securities are described further in the SAI.
MANAGEMENT OF JHT
Advisory Arrangements
~~The~~ John Hancock Investment Management Services, LLC (the “Adviser”) is the adviser to JHT. The Adviser is a Delaware limited liability company whose principal offices are located at 601 Congress Street, Boston, Massachusetts 02210. The Adviser is registered as an investment adviser under the Advisers Act. The ultimate controlling parent of the Adviser is Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.
The Adviser administers the business and affairs of JHT. The Adviser also selects, contracts with and compensates subadvisers to manage the investment and reinvestment of the assets of all of the funds. The Adviser does not itself manage any portfolio assets but has ultimate responsibility to oversee the subadvisers. In this connection, the Adviser, (i) monitors the compliance of the subadvisers with the investment objectives and related policies of each fund, (ii) reviews the performance of the subadvisers and (iii) reports periodically on such performance to the Board of Trustees of JHT (the “Board”).
A discussion regarding the basis for the Boards’ approval of the advisory agreement for each fund will be available in the fund’s semi-annual report to shareholders for the six month period ended June 30, 2009.
JHT has received an order from the SEC permitting the Adviser to appoint a subadviser or change the terms of a subadvisory agreement pursuant to an agreement that is not approved by shareholders. JHT, therefore, is able to change subadvisers or the fees paid to subadvisers from time to time without the expense and delays associated with obtaining shareholder approval of the change. This order does not, however, permit the Adviser to appoint a subadviser that is an affiliate of the Adviser or JHT (other than by reason of serving as subadviser to a Fund) (an “Affiliated Subadviser”) or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

JOHN HANCOCK TRUST
STATEMENT OF ADDITIONAL INFORMATION
May 1, 2009
Balanced Trust
Core Fundamental Holdings Portfolio
Core Global Diversification Portfolio
Core Allocation Portfolio
Core Balanced Portfolio
Core Disciplined Diversification Portfolio
International Index Trust
This Statement of Additional Information (“SAI”) provides information about each of the funds listed above (“the Funds”) (NAV Class, Series I Class, Series II and Series III Class), each a separate series of John Hancock Trust (“JHT). This SAI contains information in addition to the information that is contained in the prospectus for the Funds dated May 1, 2009 (the “Prospectus”). Information about other funds that are separate series of JHT is included in separate prospectuses and Statements of Additional Information.
This SAI is not a prospectus. It should be read in conjunction with the Prospectus dated May 1, 2009. Copies of the Prospectus can be obtained free of charge by writing or telephoning:
John Hancock Trust
601 Congress Street, Boston, Massachusetts 02210
(800) 344-1029
www.johnhancockannuities.com

TRUSTEE OWNERSHIP OF FUNDS
The table below lists the amount of securities of each JHT Fund beneficially owned by each Trustee as of December 31, 2008. For purposes of this table, beneficial ownership is defined to mean a direct or indirect pecuniary interest. Please note that exact dollar amounts of securities held are not listed. Rather, ownership is listed based on the following table:
A — $0
B — $1 up to and including $10,000
C — $10,001 up to and including $50,000
D — $50,001 up to and including $100,000
E — $100,001 or more
Balanced Trust
Core Fundamental Holdings Trust
Core Global Diversification Trust
Core Allocation Trust
Core Balanced Trust
Core Disciplined Diversification Trust
International Index Trust

			American	American
			Fundamental	Global	[Wellington			Total
	Balanced	International	Allocation	Allocation	Fund of	[DFA Fund	[T. Rowe Fund	Hancock
	Trust	Index Trust	Trust	Trust	Funds]	of Funds]	of Funds]	Complex
FUNDS

Charles L. Bardelis	A	A	A	A	A	A	A	E
Peter S. Burgess	A	A	A	A	A	A	A	E
Elizabeth G. Cook	A	A	A	A	A	A	A	E
Theron S. Hoffman	A	A	A	A	A	A	A	A
Hassell H. McClellan	A	A	A	A	A	A	A	D
James M. Oates	A	A	A	A	A	A	A	E
Steven M. Roberts	A	A	A	A	A	A	A	A
F. David Rolwing	A	A	A	A	A	A	A	D
James R. Boyle	A	A	A	A	A	A	A	E
Grace K. Fey	A	A	A	A	A	A	A	A
INVESTMENT MANAGEMENT ARRANGEMENTS AND OTHER SERVICES
THE ADVISORY AGREEMENTS
Each Fund has entered into an investment management contract (the “Advisory Agreement”) with ~~the~~ John Hancock Investment Management Services, LLC (the “Adviser”). Pursuant to the Advisory Agreement, the Adviser provides supervision over all aspects of the Fund’s operations except those which are delegated to a custodian, transfer agent or other agent. Subject to the general supervision of the Trustees, the Adviser selects, contracts with, and compensates subadvisers to manage the investment and reinvestment of the assets of the Fund. The Adviser monitors the compliance of such subadvisers with the investment objectives and related policies of the Fund and reviews the performance of such subadvisers and reports periodically on such performance to the Trustees. The Adviser may elect directly to manage the investment and reinvestment of the assets of the Fund, subject to the approval of the Trustees. In directly managing the assets, the Adviser will have the same responsibilities as those described below with respect to a subadviser under a subadvisory agreement.
JHT bears all costs of its organization and operation, including, but not limited to, expenses of preparing, printing and mailing all shareholders’ reports, notices, prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account

•	the subadviser.
The Subadvisory Agreement will automatically terminate in the event of its assignment.
AMENDMENTS TO THE AGREEMENT. The Subadvisory Agreement may be amended by the parties to the Agreement provided the amendment is approved by the vote of a majority of the outstanding voting securities of the relevant Fund (except as noted below) and by the Adviser, the subadviser, or by the vote of a majority of the Independent Trustees,.
Amount of Subadvisory Fees Paid. No subadvisory fees were paid to any subadviser for the year ended December 31, ~~2007~~ 2008 because ~~neither Fund~~ none of the funds had commenced operations during that year.
The required shareholder approval of any amendment shall be effective with respect to a Fund if a majority of the outstanding voting securities of the Fund votes to approve the amendment, even if the amendment may not have been approved by a majority of the outstanding voting securities of: (a) any other fund affected by the amendment; or (b) all the funds of JHT.
As noted under “Subadvisory Arrangements and Management Biographies” in the Prospectus, an SEC order permits the Adviser to appoint a subadviser (other than an Affiliated Subadviser) or change a subadvisory fee or otherwise amend a subadvisory agreement (other than for an Affiliated Subadviser) pursuant to an agreement that is not approved by shareholders.
     Portfolio Manager Information. For information regarding the individual portfolio managers who manage the assets of the Funds on behalf of their respective subdavisers, see Appendix ~~III~~ II to this SAI.
     Affiliated Subadvisers — Potential Conflicts of Interest. Both the Adviser and the following subadvisers are controlled by MFC: MFC Global (U.S.A.) Limited, Declaration Management & Research LLC and MFC Global (U.S.) (collectively, “Affiliated Subadvisers”).
Advisory arrangements involving Affiliated Subadvisers may present certain potential conflicts of interest. For each Fund subadvised by an Affiliated Subadviser, MFC will benefit not only from the net advisory fee retained by the Adviser but also from the subadvisory fee paid by the Adviser to the Affiliated Subadviser. Consequently, MFC may be viewed as benefiting financially from (i) the appointment of or continued service of Affiliated Subadvisers to manage the Funds; and (ii) the allocation of the assets of the Lifestyle Trusts, the Lifecycle Trusts, the Franklin Templeton Founding Allocation Trust, the Absolute Return Trust, the American Fundamental Allocation Trust, the American Global Allocation Trust and Index Allocation Trust (the “Funds of Funds”) to other Funds (“Underlying Funds”) having Affiliated Subadvisers. In addition, MFC and its John Hancock insurance company subsidiaries may benefit from investment decisions made by Affiliated Subadvisers, including allocation decisions with respect to Fund-of-Funds assets. For example, Affiliated Subadvisers, by selecting more conservative investments, or by making more conservative allocations of Fund-of-Funds assets by increasing the percentage allocation to Underlying Funds which invest primarily in fixed-income securities or otherwise, may reduce the regulatory capital requirements which the John Hancock insurance company subsidiaries of MFC must satisfy in order to support their guarantees under variable insurance contracts which they issue. In all cases, however, the Adviser in recommending to the Board the appointment or continued service of Affiliated Subadvisers and the Affiliated Subadvisers in selecting investments and allocating Fund-of-Funds assets have a fiduciary duty to act in the best interests of the Funds and their shareholders. Moreover, JHT’s “manager of managers” exemptive order from the SEC provides that JHT obtain shareholder approval of any subadvisory agreement appointing an Affiliated Subadviser as the subadviser to a Fund (in the case of a new Fund, the initial sole shareholder of the Fund, an affiliate of the Adviser and MFC, may provide this approval). The Independent Trustees are aware of and monitor these potential conflicts of interest.
OTHER SERVICES
PROXY VOTING POLICIES
     JHT’s proxy voting policies and procedures delegate to the subadviser of a Fund the responsibility to vote all proxies relating to securities held by that Fund in accordance with the subadviser’s proxy voting policies and procedures. A subadviser has a duty to vote

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
Core Fundamental Holdings Portfolio
Core Global Diversification Portfolio
Core Allocation Portfolio
Core Balanced Portfolio
Core Disciplined Diversification Portfolio
International Index Trust
The following chart reflects the portfolio managers’ investments in the Funds that they manage. The chart also reflects information regarding accounts other than the Funds for which each portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (i) investment companies, (ii) other pooled investment vehicles, and (iii) other accounts. To the extent that any of these accounts pay advisory fees that are based on account performance (“performance-based fees”), information on those accounts is specifically broken out. In addition, any assets denominated in foreign currencies have been converted into U.S. Dollars using the exchange rates as of the applicable date.
The following table reflects information as of December 31, 2008

	Other Registered		Other Pooled Investment
	Investment Companies		Vehicles		Other Accounts
						Assets
	Number of	Assets	Number of	Assets	Number of	(in
Portfolio Manager	Accounts	(in millions)	Accounts	(in millions)	Accounts	millions)

Carson Jen	10	$12,848	5	$1,175	4	$308

Narayan Ramani	10	$12,848	5	$1,175	4	$308
Steve Orlich	33	$44,523	21	$4,748	0	$0
Scott Warlow	33	$44,523	21	$4,748	0	$0
None of these accounts pay a performance based advisory fee.
POTENTIAL CONFLICTS OF INTEREST
MFC Global has implemented policies and procedures, including brokerage and trade allocation policies and procedures, which it believes address the following potential conflicts of interest:
•	Portfolio managers at MFC Global may manage numerous portfolios or accounts and as a result, actual or apparent conflicts of interest may arise. The management of multiple accounts may result in a portfolio manager devoting unequal time and attention to the management of each account. MFC Global does not track the time a portfolio manager spends on a single portfolio; however, MFC Global will regularly assess whether a portfolio manager has adequate time and resources to effectively manage all of the accounts for which he or she is responsible. MFC Global seeks to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline.; and

•	Conflicts of interest may also arise when allocating and/or aggregating trades. Although a portfolio manager will make investment determinations for a portfolio independently from the investment determinations made by them for any other portfolio, investments may be deemed appropriate for more than one portfolio. In such circumstances, MFC Global may determine that orders for the purchase or sale of the same security for more than one portfolio should be combined. In this event, the transactions will be priced and allocated in a manner deemed to be equitable and in the best interests of all portfolios participating in the transaction.
~~MFC Global has implemented policies and procedures, including brokerage and trade allocation policies and procedures, which it believes address the conflicts associated with managing multiple accounts.~~ In addition, MFC Global monitors a variety of other matters, including compliance with a portfolio or account’s investment guidelines and compliance with MFC Global’s Code of Ethics.
DESCRIPTION OF COMPENSATION STRUCTURE